Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

January 21, 2020

VIA EMAIL & EDGAR

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Holdings IV, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-235378)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representative of any other underwriters, hereby joins the request of Gores Holdings IV, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on January 23, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 21, 2020:

(i)	Date of distribution: January 22, 2020 and January 23, 2020

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 1

(iii)	Number of prospectuses expected furnished to underwriters, dealers, institutions and others: approximately 50

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

By:	/s/ Mahesh Srinivasan
Name:	Mahesh Srinivasan
Title:	Managing Director

[Signature Page to Acceleration Request Letter]